February 12, 2010

By EDGAR and by Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4561

Attn:                    Daniel Morris
Special Counsel
Mail Stop 3030

Re:	TESSCO Technologies Incorporated
Form 10-K for the fiscal year ended March 29, 2009
Filed May 27, 2009
File No. 1-33938

Dear Mr. Morris:

This letter responds to the comment letter dated January 29, 2010, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding the Annual Report on Form 10-K for the fiscal year ended March 29, 2009, filed by TESSCO Technologies Incorporated (the “Company”), with the Commission on May 27, 2009 (the “Filing”).  For your convenience, each Staff comment has been reproduced and appears in italics below, and is followed by the Company’s response.

Form 10-K for fiscal year ended March 29, 2009

Item 1.  Business, page 3

1.                                      Comment:  We note that on page 4 of the Form 10-K for the fiscal year ended March 29, 2009 that you state, “products purchased from our largest vendor, Motorola Inc., generated approximately 11% of our revenue” and on page 5, you state, “[o]ur largest customer relationship, AT&T Mobility (formerly Cingular Wireless)…accounted for approximately 22% of our revenues during fiscal year 2009.”  Please tell us why you have not filed these contracts as exhibits.  Refer to Item 601(b)(10) of Regulation S-K.

11126 McCormick Road | Hunt Valley, Maryland

21031-1494 USA

TEL 410 229 1000 | FAX 410 527 0005 | WEB www.tessco.com

United States Securities and Exchange Commission

February 12, 2010

RESPONSE:

The Company respectfully submits to the Staff that although the relationships between the Company and Motorola Inc. and AT&T Mobility were significant in fiscal year 2009, the contracts with Motorola Inc. and AT&T Mobility did not and do not constitute material contracts under Item 601 of Regulation S-K, and therefore need not be filed as Exhibits to the Company’s Annual Report on Form 10-K.  Pursuant to subsection (ii) of Item 601(b)(10), if a contract is “such as ordinarily accompanies the kind of business conducted by” the Company, it is deemed to be made in the ordinary course of business and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials . . . .”

The Company’s customer and vendor contracts are entered into in the ordinary course of the Company’s business.  The relationships which result in these contracts are continually changing, also in the ordinary course of the Company’s business, and the nature of the Company’s business contemplates the loss and replacement from time to time of customer and vendor relationships.  In addition, many if not most of these contracts — including the contracts existing between the Company and each of Motorola Inc. and AT&T Mobility — are largely administrative in nature and detail the various products to be available for purchase and sale and tasks that are to be accomplished in connection with any purchases and sales.  Neither the contract with Motorola Inc. nor the contract with AT&T Mobility includes minimum purchase obligations, material non-compete or exclusivity provisions, or other terms which are individually or in the aggregate material to the business of the Company.  Rather, these contracts serve largely as master purchase or sale agreements, on the basis of which separate binding purchase orders for incremental product purchases or sales are implemented from time to time.  Hence the Company submits that these contracts are not “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials” within the meaning of Regulation S-K Item 601(b)(10).

Moreover, the Company respectfully submits that, in the case of most of its customer and vendor relationships, including its relationship with AT&T Mobility and Motorola Inc., it is the relationship with the customer or vendor, and the ability of the Company to meet the needs of its customers and vendors, which is of greater significance to the Company, and more likely to be material, than is the contract between that party and the Company.  It is for this reason, in addition to other Regulation S-K disclosure requirements, that we describe in the Filing the nature of our relationships with our customers and vendors.  In the Filing, under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, at pages 29-30, the Company states as follows:

Our ongoing ability to earn revenues and gross profits from customers and vendors looking to us for product and supply chain solutions is dependent on a number of factors.  The terms, and accordingly the factors,

United States Securities and Exchange Commission

February 12, 2010

applicable to each relationship differ.  Among these factors are strength of the customer’s or vendor’s business, the supply and demand for the product or service, including price stability, changing customer or vendor requirements, and our ability to support the customer or vendor and to continually demonstrate that we can improve the way they do business. In addition, the agreements or arrangements on which our customer and vendor relationships are based are typically of limited duration, and are terminable by either party upon several months or otherwise short notice.

Consequently, the Company submits that its contracts with Motorola Inc. and AT&T Mobility are not “material contracts” within the meaning of Regulation S-K Item 601(b)(10) and need not be filed as Exhibits to the Filing.

Management’s Annual Report on Internal Control over Financial Reporting, page 72

2.                                      Comment:  Refer to the final sentence of the third paragraph on page 72.  Please revise to clarify that the conclusion as to the effectiveness of your internal controls was made by “management.”

RESPONSE:

We note the Staff’s comment and acknowledge that Item 308T of Regulation S-K requires disclosure regarding “[m]anagement’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.”  This will confirm that the reference to “we” in the final sentence of the third paragraph on page 72 of the Filing is intended to refer to management.  We submit that the overall tenor of the disclosure under the heading “Internal Control over Financial Reporting” in Part II Item 9A(T) of the Filing, including the sub-heading reference to “Management’s Annual Report on Internal Control over Financial Reporting”, and the acknowledgement at the outset that “[o]ur management is responsible for establishing and maintaining adequate internal control over financial reporting”, supports such a reading and that the Filing therefore need not be revised.  In future filings, the Company will make explicit that such assessment and conclusion as to the effectiveness of our internal controls is made by management.

United States Securities and Exchange Commission

February 12, 2010

Executive Compensation, page 73

3.                                      Comment:  We note on page 18 of the proxy statement that you have incorporated by reference into your Form 10-K that you have disclosed the targets for your Performance Stock Award Program.  Please tell us why you have not disclosed the targets for your Value Share Plan.

RESPONSE:

As a “smaller reporting company,” we submit that Regulation S-K Item 402(b), and the references in Instruction 3 to Item 402(B) to disclosure of specific performance targets, are not applicable to us, and note that the paragraphs of Regulation S-K Item 402 applicable to smaller reporting companies (paragraphs m through r) contain no directly comparable requirement.  Hence, we respectfully submit that disclosure of the targets applicable to either our Value Share Plan or our Performance Stock Award Program is not specifically called for under the applicable rules.  Moreover, as discussed below, we maintain that disclosure of the specific targets applicable to our Value Share Plan is not material to a full understanding of the compensation paid or our compensation policies or procedures.

As the comment letter states, we have disclosed the earnings per share target and target value as applicable to our Performance Stock Award Program, but we have not disclosed the specific targets applicable to our Value Share Plan.  Our Value Share Plan provides for the payment of cash bonus awards, targeted at percentages of annual base salary, as determined by our Compensation Committee.  Our Performance Stock Award Program, on the other hand, provides for the issuance of shares of our Common Stock, and therefore gives rise to potential share dilution.  While the Commission, shareholders and shareholder advocacy groups have more carefully scrutinized executive compensation generally in recent years, our experience with our shareholders has been that there is a heightened concern about the prospect for share dilution in executive compensation.  Largely in response to this concern, and in an effort to provide greater transparency as to potential share dilution, we have historically disclosed the earnings per share target values applicable to awards made under our Performance Stock Award Program.  Although we have not disclosed the target values applicable to our Value Share Plan, the payouts are disclosed separately in our Summary Compensation Table, under the heading “Non-Equity Incentive Compensation.”  We submit that this annual disclosure offers a readily apparent track record of cash awards made under the Value Share Plan.

Our Proxy Statement identifies the types of targets applicable to our Value Share Plan as including “targeted numbers of customers, cross-sell growth, margin growth, productivity measurements, and returns.”  We maintain that disclosure of the specific targets and corresponding target values applicable to our Value Share Plan is of lesser importance and utility to shareholders because they are largely TESSCO-specific, financial measures, reflective of internal processes and procedures not otherwise disclosed.  Such disclosure would require additional discussion to be meaningful, and the disclosure and

United States Securities and Exchange Commission

February 12, 2010

corresponding discussion would by necessity include information we believe to be confidential business information.  The same cannot be said for the disclosure of earnings per share measurements applicable to our Performance Share Program.

For the reasons described above, we have not disclosed the specific targets applicable to our Value Share Program.

*              *              *

In addition, the Registrant hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure the Filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (410) 229-1380.

Sincerely,

/s/ David M. Young
David M. Young
Senior Vice President and Chief Financial Officer

cc:           Allicia Lam (via facimile (703) 813-6985)

Douglas M. Fox, Esquire